Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Prime Lightworks Inc.
2909 Oregon Ct Ste C12
Torrance, CA 90503
http://www.primelightworks.com

Up to $1,069,999.02 in Common Stock at $2.06
Minimum Target Amount: $9,999.24

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Prime Lightworks Inc.
Address: 2909 Oregon Ct Ste C12, Torrance, CA 90503
State of Incorporation: DE
Date Incorporated: September 29, 2015

Terms:

Equity

Offering Minimum: $9,999.24 | 4,854 shares of Common Stock
Offering Maximum: $1,069,999.02 | 519,417 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.06
Minimum Investment Amount (per investor): $199.82

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Perks* and Investment Bonuses

Early Bird

First 48 hours - Friends and Family Early Birds | 10% bonus shares

Next 5 days - Early Bird Bonus | 5% bonus shares

Volume

$500+ (Tier 1 perk) | Stickers w/ Company Logo

$1,000 (Tier 2 perk) | T-Shirt w/ Company Logo

$2,500+ (Tier 3 perk) | USB Drive w/ Company Logo

$5,000+ (5% bonus shares) | Name Etched on Prototype

$20,000+ (10% bonus shares) | Visit to HQ in Torrance, CA

All perks offcur after the offering is completed

The 10% Bonus for StartEngine Shareholders

Prime Lightworks Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at

$2.06 per share, you will receive 110 Common Stock shares, meaning you'll own 110 shares for $206. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Prime Lightworks intends to make electric propulsion systems for space satellites that are solar powered, fully renewable, and consume zero fuel. Based on physical analysis and software simulations, we have reason to believe our CubeSat electric propulsion systems will increase spacecraft lifetime and reliability, while eliminating spacecraft fuel entirely and drastically reducing launch vehicle size and fuel emissions. We have a patent pending on our CubeSat version of the NASA-tested radio frequency (RF) resonant cavity thruster, also called EmDrive. As currently designed, our propulsion system is modular and scalable to support all satellite mission architectures. Our mission is to enable interplanetary space travel while eliminating emissions from aerospace propulsion and drastically reducing cost and waste.

Competitors and Industry

Our target market is hardware manufacturing of satellite propulsion systems, a Total Addressable Market (TAM) of $1B per year. This is part of a much larger market for hardware manufacturing of satellites, a market of $15B per year, within the overall $260B per year global satellite industry. Our potential customers are satellite manufacturers who purchase electric propulsion systems for mission integration, a beachhead market of $170M per year, projected to grow to $630M per year by 2024.

Conventional satellite propulsion is divided between chemical (e.g. Northrop Grumman) and electric (e.g. Busek). In both cases, mass propellant, either fuel and oxidizer or ions, are required for a thrust reaction and to achieve delta-velocity (Delta-V) for orbital maneuvering. Our technology will require no fuel, instead providing thrust from fully renewable solar power. We believe we can save satellite manufacturing customers 20-50% in fuel mass, corresponding to an average of $2-5M savings per satellite launch (e.g. 200-500kg mass reduction for average 1,000kg satellite at $10K per kg launch cost).

Current Stage and Roadmap

We plan to complete our prototype proof-of-concept thrust measurements in vacuum within 12-18 months. Thrust measurements with our initial RF power electronics enclosure in 2018 and 2019 showed positive results. However, reversing the directions of our components, and adding magnetic shielding to our RF power electronics enclosure, indicated measured thrust was false positive due to torque interaction of Earth's magnetic field with magnetic field from the high-power direct current (DC) cables in our RF power electronics enclosure. We presented these initial test results at SmallSat Conference on August 7, 2019.

Now that we have added magnetic shielding to our RF power electronics enclosure, and eliminated the false positive thrust due to magnetic torque interactions, our next steps are to increase the thrust sensitivity of our torsion pendulum thrust measurement system, and increase the thrust production using our new RF frequency lock loop to match the return loss (S11) resonant frequency of our RF cavity thruster. This will require 12-18 months of prototype proof-of-concept thrust measurements in vacuum and will cost up to $1.07M for operations and capital expenditures.

Once we have validated prototype thrust measurements in laboratory environment, we plan to build and launch a spaceflight demonstration mission over 12-24 months from 2021-2022. The cost to launch our prototype electric propulsion technology into space for thrust measurements in Earth orbit could be $1M or more, while the cost of Company operations to support our spaceflight program could be $5M or more, which means the chances are very high we will need to raise additional funding. Pending spaceflight heritage and qualification of our product mission demonstration on orbit and in space, we expect to begin generating initial sales revenue starting 2022, with market intrusion of electric propulsion manufacturing.

The Team

Officers and Directors

Name: Kyle Bernard Flanagan

Kyle Bernard Flanagan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Sole Director
  Dates of Service: October 05, 2015 - Present
  Responsibilities: Authorize board consents, elect officers, authorize equity incentive plan, authorize fundraising

- **Position:** CEO, President, CFO/Treasurer, Secretary
  Dates of Service: October 05, 2015 - Present
  Responsibilities: Authorize engagements, file tax forms, manage employees, manage budget, intellectual property protection, prototype development, generate growth/users/revenue. Executive Salary: $120,000 per year. Equity: 4,000,000 shares.

Name: Peter Clinton Dohm

Peter Clinton Dohm's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** VP Engineering
  Dates of Service: May 17, 2019 - Present
  Responsibilities: Research & Development (R&D) of radio frequency (RF) resonant cavity thruster propulsion system. Officer Salary: $67,500 per year. Equity: 24,000 shares; 16,000 options.

- **Position:** RF Design Engineer
  Dates of Service: July 01, 2016 - Present
  Responsibilities: Research & Development (R&D) of radio frequency (RF) resonant cavity thruster propulsion system.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Company common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

We are an early stage Company and have no revenues and a limited operating history.
The Company has a short history, no current customers, and no revenue. Prime Lightworks Inc. has incurred a net loss and has had no revenues generated since

inception. Further, under the best scenarios, we do not intend do make our first sales prior to 2022, which means we will have no revenues or profits until then, and likely no profits, if at all, for several years after that. If you are investing in this Company, it's because you think that radio frequency (RF) resonant cavity propulsion is a good idea, that the team will be able to successfully market and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We currently do not have any operational products and developing new products and technologies entails significant risks and uncertainties.
We are currently in the research and development stage and have only manufactured a prototype for our radio frequency (RF) resonant cavity propulsion system – our only product. Delays or cost overruns in the development of our propulsion systems and failure of the products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. For instance, we had to rework our system design after the thrust measurements with our initial RF power electronics enclosure in 2018 and 2019 showed false positive results. Further, as we are still in the research and development phase, we may never produce a product that does what we anticipate it do, or even if we do that product may not be marketable. Satellites are prone to satellites utilize highly complex technology and operate in the harsh environment of space and, accordingly, are subject to significant operational risks while in orbit. Any failure of our system, or even the satellite of our clients could harm us both monetarily and make us suffer reputational harm. Any of these events could materially and adversely affect our operating performance and results of operations.

We are reliant on one main type of product.
All of our proposed products are variants on one type of product, an electric propulsion system. Our future revenues are therefore dependent upon the market for that system.

This is a new and unproven technology.
Our electric propulsion technology is a completely new product that we have recently introduced into a field currently using conventional satellite propulsion (divided between chemical and electric). Regardless of any current perceptions of the market, it is entirely possible that our electric propulsion technology will not gain significant acceptance with any group of customers.

We face significant market competition.
We will compete with larger, more established companies who currently have products on the market and/or various respective product development programs. Conventional satellite propulsion is divided between chemical (e.g. Northrop Grumman) and electric (e.g. Busek). They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our

technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify in the future.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Common Stock we are offering now, the Company will need to raise additional funds in the future, in order to complete some of our benchmarks described above including, completing the proof of concept measurements, space flight demonstration and manufacture our initial orders. If the Company can't get those funds, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms.

We have applied for a utility patent and there is no guarantee the patent will be approved.

The Company's intellectual property such as patent pending, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

We have applied for a patent that we might not be able to protect properly.

One of the Company's most valuable assets is its intellectual property. The Company has applied for a utility patent and three trademarks. The Company owns numerous Internet domain names and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights, and other intellectual property could be unenforceable or ineffective.

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patent pending unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our patent pending, trademarks, and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

We depend on key personnel and face challenges recruiting needed personnel.
Our future success depends on the efforts of a small number of key personnel, including our founder and Chief Executive Officer, Kyle Bernard Flanagan, our co-founder and Vice President of Engineering, Peter Clinton Dohm, and our engineering and production teams. In addition, due to our limited financial resources and the specialized expertise required, we may not be able to recruit the individuals needed for our business needs. There can be no assurance that we will be successful in attracting and retaining the personnel we require to operate and be innovative.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time.
Our ability to sell product is dependent on the outside government regulation such as the FAA (Federal Aviation Administration), FCC (Federal Communications Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business.
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, accounting, legal work, public relations, and advertising. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these services could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks.
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Prime Lightworks Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Prime Lightworks Inc. could harm our reputation and materially negatively impact our financial condition and business.

Majority of outstanding Common Stock and granted stock options held by our CEO
To date, the Company's CEO and Sole Director, Kyle Bernard Flanagan, owns 4,000,000 shares of Common Stock which represents 80.84% of the issued Common Stock, granted stock options, and outstanding warrants. Mr. Flanagan currently holds

80.84% of the Company's voting stock and at the conclusion of this offering will continue to hold a majority of the Company's Common Stock and granted stock options. Investors in this offering will not have the ability to control a vote by the shareholders or the board of directors.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

Any valuation at this stage is difficult to assess.
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited.
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time.
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the aerospace hardware development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections or forward looking statements include, but are not limited to, the timing for our launch, receiving government grants, getting new customers, and revenues. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond

management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Kyle Bernard Flanagan	4,000,000	Common Stock	80.84

The Company's Securities

The Company has authorized Common Stock, Convertible Security, Simple Agreement for Future Equity (SAFE), Simple Agreement for Future Equity (SAFE), Simple Agreement for Future Equity (SAFE), Simple Agreement for Future Equity (SAFE), and Simple Agreement for Future Equity (SAFE). As part of the Regulation Crowdfunding raise, the Company will be offering up to 519,417 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 4,947,984 outstanding.

Voting Rights

Each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder. All elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast affirmatively or negatively.

Material Rights

The total amount of 4,947,984 share of common stock outstanding includes granted but unexercised stock options for 86,000 shares of common stock and unexercised warrants for 5,000 shares of common stock.

Convertible Security

The security will convert into Preferred stock and the terms of the Convertible Security are outlined below:

Amount outstanding: $13,549.07
Maturity Date: May 30, 2026
Interest Rate: 0.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Qualified Equity Financing (preferred stock sale) $5,000,000

Material Rights

There are no material rights associated with Convertible Security.

Simple Agreement for Future Equity (SAFE)

The security will convert into Preferred stock and the terms of the Simple Agreement for Future Equity (SAFE) are outlined below:

Amount outstanding: $100,000.00
Interest Rate: 0.0%
Discount Rate: %
Valuation Cap: $10,000,000.00
Conversion Trigger: Qualified Equity Financing (preferred stock sale) $250,000

Material Rights

There are no material rights associated with Simple Agreement for Future Equity (SAFE).

Simple Agreement for Future Equity (SAFE)

The security will convert into Preferred stock and the terms of the Simple Agreement for Future Equity (SAFE) are outlined below:

Amount outstanding: $75,000.00
Interest Rate: 0.0%
Discount Rate: 75.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Qualified Equity Financing (preferred stock sale) $250,000

Material Rights

There are no material rights associated with Simple Agreement for Future Equity (SAFE).

Simple Agreement for Future Equity (SAFE)

The security will convert into Preferred stock and the terms of the Simple Agreement for Future Equity (SAFE) are outlined below:

Amount outstanding: $375,000.00
Interest Rate: 0.0%
Discount Rate: 75.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Qualified Equity Financing (preferred stock sale) $1,000,000

Material Rights

There are no material rights associated with Simple Agreement for Future Equity

(SAFE).

Simple Agreement for Future Equity (SAFE)

The security will convert into Preferred stock and the terms of the Simple Agreement for Future Equity (SAFE) are outlined below:

Amount outstanding: $300,000.00
Interest Rate: 0.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Qualified Equity Financing (preferred stock sale) $1,000,000

Material Rights

There are no material rights associated with Simple Agreement for Future Equity (SAFE).

Simple Agreement for Future Equity (SAFE)

The security will convert into Preferred stock and the terms of the Simple Agreement for Future Equity (SAFE) are outlined below:

Amount outstanding: $975,000.00
Interest Rate: 0.0%
Discount Rate: %
Valuation Cap: $10,000,000.00
Conversion Trigger: Qualified Equity Financing (preferred stock sale) $1,000,000

Material Rights

There are no material rights associated with Simple Agreement for Future Equity (SAFE).

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $10,000.00
  Number of Securities Sold: 4,000,000
  Use of proceeds: Startup Costs
  Date: October 06, 2015
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $15,000.00
  Number of Securities Sold: 705,883
  Use of proceeds: Startup Costs
  Date: January 01, 2016
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $6,450.93
  Number of Securities Sold: 303,573
  Use of proceeds: Startup Costs
  Date: May 30, 2016
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $4,800.00
  Number of Securities Sold: 16,000
  Use of proceeds: Research & Development
  Date: November 14, 2017
  Offering exemption relied upon: Rule 701

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $3,200.00
  Number of Securities Sold: 8,000
  Use of proceeds: Research & Development
  Date: November 14, 2017
  Offering exemption relied upon: Rule 701

- **Type of security sold:** Convertible Note
  Final amount sold: $13,549.07
  Use of proceeds: Startup Costs
  Date: May 30, 2016
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $100,000.00
  Use of proceeds: Research & Development
  Date: June 15, 2016
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $75,000.00
  Use of proceeds: Research & Development
  Date: July 12, 2016
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $75,000.00
  Use of proceeds: Research & Development
  Date: July 28, 2016

Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $300,000.00
  Use of proceeds: Research & Development
  Date: July 29, 2016
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $200,000.00
  Use of proceeds: Research & Development
  Date: August 31, 2016
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $50,000.00
  Use of proceeds: Research & Development
  Date: August 31, 2016
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $50,000.00
  Use of proceeds: Research & Development
  Date: September 30, 2016
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $100,000.00
  Use of proceeds: Research & Development
  Date: November 14, 2016
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $250,000.00
  Use of proceeds: Research & Development
  Date: May 08, 2017
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $300,000.00
  Use of proceeds: Research & Development
  Date: June 21, 2018
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $100,000.00

Use of proceeds: Research & Development
Date: February 01, 2019
Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
Final amount sold: $125,000.00
Use of proceeds: Research & Development
Date: May 10, 2019
Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
Final amount sold: $50,000.00
Use of proceeds: Research & Development
Date: July 17, 2019
Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
Final amount sold: $50,000.00
Use of proceeds: Research & Development
Date: August 28, 2019
Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The Company is pre-revenue and has been incurring expenses to support our prototype research and development test campaign and satellite electric propulsion system go-to-market sales strategy. Since inception the Company has participated in the following incubator programs (Y Combinator; Greentown Labs; Cleantech Open; and Starburst Accelerator) and obtained funding through these programs and through our founder and officers.

Historical results and cash flows:

The Company operating expenses went from $592,868 in 2018 to $426,757 in 2019 resulting in a decrease in net loss from $574,315 in 2018 to $410,283 in 2019. The decrease in operating expenses from 2018 to 2019 was mainly due to fewer capital expenditures and greater focus on prototype research and development testing, customer discovery and marketing. Though the Company is pre-revenue and has been investing funds in developing its main product, it had positive working capital in the amount of $75,784 in 2018, from previous SAFE investments. The Company had negative working capital in the amount of ($18,302) in 2019. For the 12 months of 2019, the company's expenses were $34,190 per month. For the first 3 months of 2020, the company's expenses were $30,340 per month.

We plan to complete our prototype proof-of-concept thrust measurements in vacuum within 12-18 months. Once we have validated prototype thrust measurements in laboratory environment, we plan to build and launch a spaceflight demonstration mission over 12-24 months from 2021-2022.

Pending spaceflight heritage and qualification of our product demonstration on orbit and in space, we expect to begin generating initial sales revenue starting 2022, with market intrusion of electric propulsion manufacturing.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Cash went from $87,018 in 2018 to $5,374 in 2019 as the Company continued spending on payroll, acquisition of capital assets including box furnace, glove box, prototype electronics, and thrust measurement equipment. As of April 28, 2020, the Company had cash in bank in the amount of $12,258.

The Company has a credit card from Wells Fargo with an interest rate of 14.24% on purchases and an outstanding balance of $22,578 as of April 28, 2020.

The Company has two credit cards from American Express with an interest rate of 20.24% on purchases and an outstanding balance of $144 as of April 28, 2020.

The Company has a credit card from Capital One with an interest rate of 19.24% on purchases and an outstanding balance of $7,838 as of April 28, 2020.

The Company has a PayPal loan with an interest rate of 19.96% on purchases and an outstanding balance of $0 as of April 28, 2020.

The Company has a Loan from Shareholders with no interest rate and no maturity date and an outstanding balance of $17,000 as of April 28, 2020.

The Company received $1,825,000 from convertible SAFE notes as of April 28, 2020.

The Company also has a convertible note that bears no interest and an outstanding balance of $13,549 as of April 28, 2020.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds of this StartEngine Regulation Crowdfunding campaign are critical to our Company operations. We need to raise additional working capital to support our prototype research and development test campaign and satellite electric propulsion system go-to-market sales strategy. While we have raised previous capital, and we have other potential sources of fundraising, we are excited to develop a network of crowdfunding investors to support our test campaign and help launch and test our CubeSat electric propulsion prototype on orbit and in space.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Since incorporating in 2015, Prime Lightworks has raised $1.878M seed funding from founders, angel investors, and venture capital, in addition to $154K so far disbursed from our StartEngine Regulation Crowdfunding campaign as of April 28, 2020. We have prior authorization through Board Consent to raise an additional $1.725M seed funding through Simple Agreement for Future Equity (SAFE). Depending on the relative success of this StartEngine Regulation Crowdfunding campaign (up to $1.07M) and our continued bridge seed funding on SAFE from accredited investors (up to $1.725M), funds raised from the crowdfunding campaign will make up between 38-100% of the total funds our Company will have after fundraising.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise our minimum of $9,999.24 through StartEngine Regulation Crowdfunding , we will be able to pay back the StartEngine Service Fee, but we will not be able to operate the Company for any additional period of time. Based on our spending rate of $34,190 per month (2019), we would need to raise at least $60,000 in order to add at least one month of runway to operate the Company.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise our maximum funding goal of $1,069,999.02 through StartEngine Regulation Crowdfunding, we will be able to operate the Company for at least an additional 12-18 months based on our average spending rate of $50,000 per month

(2018) with option to grow team and double operating expenses.

Expected Percentage Breakdown of Operating Expenses:

Payroll Expenses – 50%

Assets Depreciation – 15%

Rent & Lease – 10%

Dues & Subscription – 10%

Legal & Professional Services – 5%

IT Services – 2.5%

Small Equipment Expensed – 2.5%

Utilities, Contractors, Insurance, Taxes, Travel, Shipping, Payroll Processing Fees, Advertising & Marketing, Office Expenses, Automobile, Meals & Entertainment – 5%

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc…)

Prime Lightworks has a diverse fundraising strategy for both accredited and non-accredited investors. While raising our Reg CF through StartEngine, we are continuing to raise up to $1.725M on SAFE from accredited investors. We are also in the process of applying for non-dilutive grants through Air Force, DARPA, NASA and similar SBIR grant programs. In the future, we plan to raise additional equity capital and convert our SAFE through Qualified Equity Financing (Series Seed/A).

Potential future sources of investment capital:

Simple Agreement for Future Equity (SAFE)

Qualified Investment Financing (Series Seed/A)

Air Force/DoD/NASA/NSF/SBIR Grants

Indebtedness

- **Creditor:** SAFE Notes
  Amount Owed: $1,825,000.00
  Interest Rate: 0.0%
  Maturity Date: January 01, 1970
  The company received $1,825,000 from convertible SAFEs notes as of September 24, 2019.

- **Creditor:** Convertible Notes
  Amount Owed: $13,549.00
  Interest Rate: 0.0%
  Maturity Date: May 30, 2026
  The company also has a convertible note that bears no interest and an outstanding balance of $13,549 as of September 24, 2019.

- **Creditor:** Shareholder loan
  Amount Owed: $17,000.00
  Interest Rate: 0.0%

Related Party Transactions

- **Name of Entity:** Atrium
  Names of 20% owners: Justin Kan
  Relationship to Company: It is owned by a shareholder of the Company.
  Nature / amount of interest in the transaction: The Company executed an engagement letter to a monthly subscription in the amount $2,000 with Atrium for legal advisory services.
  Material Terms: Atrium is owned by Justin Kan, who has an equity stake in Y Combinator Investments, LLC. Y Combinator Investments, LLC is a Company stockholder that owns 303,573 shares and the holder of the convertible note issued by the Company as discussed in note 3 on page 9 of the reviewed financial statements.

Valuation

Pre-Money Valuation: $10,192,847.04

Valuation Details:

Valuation of a pre-revenue startup is a complicated task with multiple possible methods of analysis that require complex consideration of many factors. The Company set its valuation internally, without a formal-third party independent valuation. Methods for valuation include comparable company analysis (peer group analysis) and precedent transaction analysis (private market multiples). Prime Lightworks approximate $10M pre-money valuation is based primarily on projected revenue within 2-4 years of at least $0.5M per year and price-to-earnings ratio (P/E) of 20 for technology companies. Our $10M pre-money valuation is consistent with our existing SAFE $10M valuation cap.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.24 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine Service Fees*
  96.5%
  Fees for additional StartEngine services.

If we raise the over allotment amount of $1,069,999.02, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  5.0%
  If we raise our maximum funding goal of $1,069,999.02 we will use approximately $53.5k (5%) on marketing for our StartEngine Regulation Crowdfunding campaign.

- *Research & Development*
  15.0%
  If we raise our maximum funding goal of $1,069,999.02 we will use approximately $160.5k (15%) on research and development (R&D) of our solar powered, zero fuel, fully electric propulsion system.

- *Company Employment*
  45.0%
  If we raise our maximum funding goal of $1,069,999.02 we will use approximately $481.5k (45%) on company employment of Prime Lightworks. This will support our company for an additional 12-18 months while we finish our prototype proof of concept thrust measurements in vacuum chamber testing and prepare for our space demonstration mission.

- *Operations*
  18.0%
  If we raise our maximum funding goal of $1,069,999.02 we will use approximately $192.6k (18%) on operations including rent including dues and subscriptions.

- *Inventory*
  5.0%
  If we raise our maximum funding goal of $1,069,999.02 we will use approximately $53.5k (5%) on creating an inventory of two additional RF electric propulsion system prototypes for flight qualification and space demonstration mission.

- *Working Capital*

8.5%

If we raise our maximum funding goal of $1,069,999.02 we will use approximately $91k (8.5%) on working capital for engineering testing and launch cost of our prototype electric propulsion system.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://www.primelightworks.com (http://www.primelightworks.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Prime Lightworks Inc.

[See attached]

PRIME LIGHTWORKS INC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2019 AND 2018
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Prime Lightworks Inc
Torrance, California

We have reviewed the accompanying financial statements of Prime Lightworks, Inc (the "Company,"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 27, 2020
Los Angeles, California

PRIME LIGHTWORKS, INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2019		2018
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	5,375	$	87,018
Total current assets		**5,375**		**87,018**
Property and equipment, net		214,575		274,784
Other assets		3,347		3,347
Total assets	$	**223,297**	$	**365,149**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	17,033	$	-
Credit Card		34,629		27,713
Loan from Shareholders		17,000		-
Other current liabilities		-		554
Total current liabilities		**68,662**		**28,267**
Convertible Notes-SAFEs		1,825,000		1,500,000
Convertible Notes		13,549		13,549
Total liabilities		**1,907,211**		**1,541,816**
STOCKHOLDERS' EQUITY				
Common Stock		49		49
Treasury Stock		(52,942)		(52,942)
Aditional Paid in Capital		65,683		57,392
Retained earnings/(Accumulated Deficit)		(1,696,704)		(1,181,166)
Total stockholders' equity		**(1,683,914)**		**(1,176,667)**
Total liabilities and stockholders' equity	$	**223,297**	$	**365,149**

See accompanying notes to financial statements.

PRIME LIGHTWORKS, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2019	2018
(USD $ in Dollars)		
Net revenue	$ -	$ -
Cost of goods sold	-	-
Gross profit	-	-
Operating expenses		
General and administrative	521,255	598,899
Research and development	-	-
Sales and marketing	10,757	1,658
Total operating expenses	532,012	600,557
Operating income/(loss)	(532,012)	(600,557)
Interest expense	-	-
Other Loss/(Income)	(16,474)	(9,771)
Income/(Loss) before provision for income taxes	(515,538)	(590,786)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	$ (515,538)	$ (590,786)

See accompanying notes to financial statements.

PRIME LIGHTWORKS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

For Fiscal Year Ended December 31, 2019 and 2018

(in thousands, $US)	Common Stock		Aditional Paid in Capital	Accumulated Deficit	Total Members' Equity
	Shares	Amount			
Balance—December 31, 2017	**4,856,984**	**$ 49**	**$ (11,239)**	**$ (590,380)**	**$ (601,570)**
Sharebased Compensation	-	-	7,690	-	7,690
Contribution	-	-	8,000	-	8,000
Net income/(loss)	-	-	-	(590,786)	(590,786)
Balance—December 31, 2018	**4,856,984**	**$ 49**	**$ 4,451**	**$ (1,181,166)**	**$ (1,176,667)**
Sharebased Compensation	-	-	8,290		8,290
Net income/(loss)	-	-	-	(515,538)	(515,538)
Balance—December 31, 2019	**4,856,984**	**$ 49**	**12,741**	**$ (1,696,704)**	**$ (1,683,914)**

PRIME LIGHTWORKS, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(515,538)	$	(590,786)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		96,965		84,540
Shared Based Compensation Expense		8,290		7,690
Changes in operating assets and liabilities:				
Accounts payable and accrued expenses		17,033		-
Credit Cards		6,916		15,309
Other current liabilities		(554)		554
Net cash provided/(used) by operating activities		**(386,888)**		**(482,693)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(36,756)		(99,389)
Sales of property and equipment		-		1,000
Net cash provided/(used) in investing activities		**(36,756)**		**(98,389)**
CASH FLOW FROM FINANCING ACTIVITIES				
Convertible Notes SAFE borrowings		325,000		300,000
Shareholders loan borrowings		17,000		-
Contribution		-		8,000
Net cash provided/(used) by financing activities		**342,000**		**308,000**
Change in cash		(81,644)		(273,082)
Cash—beginning of year		87,018		360,101
Cash—end of year	$	**5,375**	$	**87,018**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1.   SUMMARY

Prime Lightworks Inc. was formed on September 29, 2015 ("Inception") in the State of Delaware. The financial statements of Prime Lightworks Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Torrance, California.

Prime Lightworks Inc. was started to investigate measurements of impulsive thrust from a closed radio frequency cavity in vacuum. This technology, called radio frequency (RF) resonant cavity thruster, has the potential to eliminate satellite propellant mass in favor of renewable electric propulsion.

Prime Lightworks makes breakthrough electric propulsion systems for space satellites that are solar powered, fully renewable, and consume ZERO fuel. Prime Lightworks electric propulsion prototype comprises two major components, the RF power electronics enclosure (6U CubeSat footprint) and the RF resonant cavity thruster (1U CubeSat footprint).

Our CubeSat electric propulsion system is designed to be modular and scalable to meet the needs of any spacecraft. Our RF electronics and RF resonant cavities can replace satellite propellant mass and conventional satellite propulsion systems. This paradigm shift in propulsion will increase satellite payload mass and orbital velocities, while lowering fuel emissions and launch costs to orbit.

Our vacuum thrust measurement apparatus improves on the version used by NASA Eagleworks as published in Journal of Propulsion of Power. Our torsion pendulum employs thrust calibration and damping systems similar to NASA. However, our RF power electronics are magnetically shielded and mounted on our torsion pendulum inside our vacuum chamber, to limit the effect of magnetic torque on power cables.

Null tests are performed using a RF load attenuator in place of our RF resonant cavity. Our vacuum thrust measurement campaign is now underway, including error analysis due to magnetic torque and thermal expansion, as well as other potential sources of error. We plan to publish our results once our vacuum test campaign is complete. We are raising our next round of funding to launch our space demonstration mission.

2.   SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Computers & Equipment	5 years
Furniture & Fixtures	7 years
Software	3 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Prime Lightworks, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognizes revenue upon delivery of goods to customers since at this time performance obligations are satisfied.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 27, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted.

We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   PROPERTY AND EQUIPMENT

As of December 31, 2019, and December 31, 2018, property and equipment consists of:

As of Year Ended December 31,	2019	2018
Computers & Equipment	$ 51,312	$ 51,312
Furniture & Fixtures	11,967	11,967
Hardware Machining	75,867	73,780
Software	65,207	65,207
Test Equipment	193,680	168,608
Test Hardware	65,118	55,522
Property and Equipment, at Cost	**463,151**	**426,395**
Accumulated depreciation	(248,576)	(151,611)
Property and Equipment, Net	$ **214,575**	$ **274,784**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2019 and December 31, 2018 totaled $96,965 and $84,540 respectively.

4.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company's authorized the issuance of 10,000,000 shares of our common stock with $0.00001 par value. As of December 31, 2019, and 2018, 4,856,984 shares of common stock were issued and outstanding in both years for a consideration of $49.

Stock Based Compensation

During 2016, the Company authorized the 2016 Equity Incentive Plan (which may be referred to as the "Plan"). The Company reserved 500,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award. As of December 31, 2019, 348,000 shares are still available to be issued under the Plan.

Stock Options

In 2016, the Company granted 80,000 stock options under the Plan to various employees with a total grant date fair value of approximately $11,747. The granted options had an exercise price of $0.30, expire in ten years and vest over 20% on the first anniversary and thereafter every six months until fully vested. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2016
Expected life (years)	3.00
Risk-free interest rate	3.00%
Expected volatility	75%
Annual dividend yield	0%

In 2017, the Company granted 57,000 stock options under the Plan to various employees with a total grant date fair value of approximately $11,321. The granted options had an exercise price of $0.40, expire in ten years and vest over 10 year period. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2017
Expected life (years)	3.00
Risk-free interest rate	1.63%
Expected volatility	75%
Annual dividend yield	0%

In 2019, the Company granted 10,000 stock options to employee Edward Musmon and 5,000 warrant to Mahmia Inc with a total grant date fair value of approximately $3,290. The granted option and warrant had an exercise price of $0.44, expire in ten years and vest over 10 year period. The stock option and warrant were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2019
Expected life (years)	3.00
Risk-free interest rate	1.88%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility. The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties and income approach. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2017	137,000	$	0.34	1.93
Granted	-		-	-
Execised	-		-	-
Expired/Cancelled	-		-	-
Outstanding at December 31, 2018	137,000	$	0.34	0.93
Exercisable Options at December 31, 2018	28,308	$	0.34	0.93
Outstanding at December 31, 2018	137,000	$	0.34	1.93
Granted	15,000		0.44	-
Execised	-		-	-
Expired/Cancelled	-		-	-
Outstanding at December 31, 2019	152,000	$	0.35	0.36
Exercisable Options at December 31, 2019	42,758	$	0.35	0.36

Stock option expense for the years ended December 31, 2019 and December 31, 2018 was $8,290 and $7,690, respectively. The unrecognized stock option expense is $2,778 and $7,778 as of December 31, 2019 and December 31, 2018, respectively.

5.   DEBT

Convertible Notes-SAFEs

From 2016 to 2019, the Company received money from investors in the form of SAFEs notes that will later be converted into Preferred Stock. No conversion date has been set. As of December 31, 2019, and December 31, 2018, the outstanding principal amount of SAFE was $1,825,000 and $1,500,000 respectively. None of SAFEs were converted to Preferred Stock as of December 31, 2019 and December 31, 2018.

Convertible Note

In 2016, the Company entered into a convertible note agreement with Y Combinator Investments, LLC for total principal of $13,549. The instrument matures in 10 years and bears no interest. The outstanding balance of the note as of December 31, 2019 and 2018, was $13,549.

Shareholders Loan

During 2019, the Company received a loan of $17,000 from its shareholders. No agreement was put in place and there is no interest and maturity date.

6.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2019 and December 31, 2018 consists of the following:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ (142,439)	$ (5,580)
Valuation Allowance	142,439	5,580
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2019, and December 31, 2018 are as follows:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ (171,290)	$ (17,453)
Valuation Allowance	171,290	17,453
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2019, the Company had net operating loss ("NOL") carryforwards of approximately $515,538. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and California jurisdictions for each year in which a tax return was filed.

7.   RELATED PARTY

The company executed an engagement letter to a monthly subscription in the amount $2,000 with Atrium for legal advisory services. Atrium is owned by Justin Kan, who has an equity stake in Y Combinator Investments, LLC. Y Combinator Investments, LLC is a company stockholder that owns 303,573 shares and the holder of the convertible note issued by the company as discussed in note 4.

During 2019, the Company received a loan of $17,000 from its shareholders. No agreement was put in place and there is no interest and maturity date.

8.   COMMITMENTS AND CONTINGENCIES

Operating Leases

On February 14, 2019, the Company renewed the Greentown Labs member agreement for a lab space that begins on February 1, 2019 and ends on January 31, 2020. The monthly new monthly rent is in the amount of $5,756.

On March 22, 2019, the Company renewed its office rental agreement with TMT South Bay Business Park, Inc. The term of the lease was extended from April 1, 2019 to March 31, 2020. The monthly new monthly rent is in the amount of $2,860.

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2019, are as follows:

As of Year Ended December 31, 2019		
2020	$	14,336
2021		-
2022		-
2023		
2024		-
Thereafter		-
Total future minimum operating lease payments	$	**14,336**

Rent expense for the fiscal years 2019 and 2018 was $93,373 and $60,024, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 27, 2020, the date the financial statements were available to be issued.

On April 1, 2020, the Company signed portfolio service agreement with non-profit public benefit corporation LACI to act as an advisor to the firm. As part of the agreement, the company offered LACI Advisory Equity Compensation warrant to purchase 123,339 shares of common stock at $0.001 exercise price.

Subsequent to December 31, 2019, the Company continued to sell 89,504 shares of common stock through its Regulation CrowdFunding ("Reg CF") on StartEngine, LLC. The Company recognized gross proceeds of $175,370 and had a subscription receivable of $28,597 related to the sale of these shares as April 27, 2020. In connection with this offering, the Company incurred offering costs of $29,155, which reduced additional paid-in capital.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses from operations and has accumulated deficit of $1,696,704 as of December 31, 2019.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


Start Investing   Get Funding   Blog   Sign In

Prime Lightworks

Renewable Electric Propulsion



⊙ Website   📍 Torrance, CA

ELECTRONICS   ENGINEERING

Prime Lightworks is making a fully electric spacecraft propulsion system that does not need conventional mass propellant (fuel). We believe our system will provide a revolutionary step forward in space exploration and planetary science, eliminating the need for fuel propulsion systems using renewable solar energy.

$208,814 raised ⓘ

441	1
Investors	Days Left
$2.06	$10.2M
Price per Share	Valuation
Equity	$199.82
Offering Type	Min. Investment

INVEST NOW


⭐ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates⁷   Comments

♡ Follow

Reasons to Invest

- $1.8M seed funding raised from Y Combinator and angel investors

- Founder & CEO Kyle Flanagan named to Forbes 30 Under 30 Class of 2020 in Science

- Patent pending with US and PCT for our proprietary electromagnetic thruster technology

Bonus Rewards

Get rewarded for investing more into Prime Lightworks

$199+
Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program please see the Offering Summary section below.


Photo from NASA. Our product is currently still in prototype stage.

OUR STORY

Investigating zero-fuel microwave space propulsion

"When I read that NASA was testing a microwave space propulsion system that would require no fuel, I founded **Prime Lightworks** to investigate and commercialize this breakthrough technology. We now have **patent pending and a functional prototype** in vacuum testing, and we are raising our next round of funding to continue our proof-of-concept prototype vacuum tests and launch our space demonstration mission."

Kyle Flanagan
Founder & CEO


Y Combinator
S16 Alum


Forbes 30 Under 30
Class of 2020 | Science


Former SpaceX Engineer
Worked on Falcon 9 rocket and Dragon spacecraft



THE PROBLEM

$500+
Investment
Tier 1 perk
$500+ Stickers w/ Company Logo

$1,000+
Investment
Tier 2 perk
$1,000+ T-Shirt w/ Company Logo

$2,500+
Investment
Tier 3 perk
$2,500+ - USB Drive w/ Company L

$5,000+
Investment
5% bonus shares
$5,000+ - Name Etched on Prototyp

$19,988+
Investment
10% bonus shares
$20,000+ - Visit to HQ in Torrance,

Current propulsion systems lead to massive amounts of emissions, cost and waste!

Satellite technologies have numerous global applications: telecommunications, GPS, intelligence, and Earth imaging for weather and climate analysis. However, many current satellite propulsion systems use toxic fuel that costs up to **$50K per kg** to launch into orbit and creates waste in the form of space debris. We believe our product will solve the problem of space propulsion for satellites and spacecraft, using a solar-powered radio amplifier and microwave cavity to replace fuel-based propulsion systems.



Photo from NASA. Our product is currently still in prototype stage.

THE SOLUTION

This technology could eliminate spacecraft fuel entirely

Prime Lightworks is developing renewable CubeSat electric propulsion systems which, if proven feasible, could increase spacecraft lifespan and reliability, eliminate spacecraft fuel emissions, and drastically reduce launch vehicle size and fuel emissions. Our RF-based propulsion system is patent-pending, and if we succeed in our prototype test campaign with thrust measurements in a vacuum, this could scale to support all satellite mission architectures.

Prime Lightworks solution could offer:

- **20-50% mass savings** (compared to fuel propulsion)
- **Fully renewable solar energy** (instead of fuel)
- **Eliminating the need for toxic fuel and waste**



Satellite propulsion systems are a $1B per year industry

Our potential customers are satellite manufacturers who purchase high delta-velocity (delta-v) propulsion systems for mission integration

- Hardware manufacturing of satellites is over $15B per year market
- Global satellite industry is over $260B per year market
- Satellite manufacturers are expected to purchase $630M of propulsion systems per year by 2024
-

source

$170M Total Addressable Market (TAM)



Electric Propulsion Manufacturing
• $170M in 2019
• 24% CAGR
Satellite Manufacturing
• $15.5B in 2019
Satellite Services
• $128.7B in 2019
Satellite Services
2017 Revenues:
$128.7B
Television $97B
Radio $5.4B
Broadband $2.1B
Fixed $17.9B
Mobile $4B
Earth Observation $2.2B
Satellite Manufacturing
10%
2017 Revenues:
$15.5B
$6.7B
$8.8B
345
Satellites Launched by Mission Type
Courtesy of SIA SSIR 2018

OUR TRACTION

We've raised $1.8M+ in seed funding from Y Combinator and our Angel Investors

- We've filed our US and PCT patent applications for electromagnetic thrusters on February 8, 2019
- We're operating 2,200 square foot facility in Torrance, CA + Greentown Labs prototyping space
- We've begun proof-of-concept vacuum testing our prototype CubeSat electric propulsion system



Mentored and Validated By The Best










Y Combinator


Greentown Labs


Cleantech Open West


Starburst Accelerator

WHAT WE DO

We could revolutionize the aerospace industry

We're trying something new. Our electric propulsion systems would work by concentrating electromagnetic field strength and radiation pressure on the large end surface of our radio frequency (RF) cavity resonator. We need your support to continue our vacuum testing and produce thrust measurements proving feasibility of our fully renewable, zero fuel, spacecraft electric propulsion.

Prototype CubeSat Electric Propulsion System:
- RF Power Enclosure (6U, 50W, X-Band, 8-11GHz)
- RF Cavity Resonator (1U, 8.5GHz, -28dB S11, 7e4 Q-Factor)



THE BUSINESS MODEL

Our ideal customers are satellite manufacturers purchasing high delta-v propulsion systems

We will offer direct contract sales of patent-pending RF resonant cavity propulsion systems and power electronics hardware. We need your investment to continue our proof-of-concept prototype vacuum tests. Our goal is to prove that space propulsion can be done using RF electronics hardware that is more renewable and cost-effective than chemical rockets or existing electric propulsion. Use of RF architecture for propulsion applications has enormous potential to support growth opportunities in RF telecommunications markets based on small satellite orbital constellations.

Competitive Advantages



Propulsion Manufacturer	Type	Cost	Mass	Thrust	Reliability	Lifetime
Prime Lightworks	Electric	●	●	◖	●	●
Planetary Society	Solar	◗	◗	○	◗	●
Accion Systems	Hybrid	◔	◗	◖	◖	◗
Busek Company	Hybrid	◔	◖	◖	◖	◗
Northrop Grumman	Fuel	◖	○	●	◖	◗
SpaceX	Fuel	◔	◔	●	◖	◔
Virgin Galactic	Fuel	○	○	●	○	○

Legend:

● Best
◗ Better
◖ Good
◔ Fair
○ Poor

Solar powered, fully renewable, solid state, electric propulsion technology

HOW WE ARE DIFFERENT

We could be the most renewable propulsion technology

While other space propulsion technologies consume fuel, ours uses renewable solar power. With zero fuel, we aim to provide a lighter and more reliable propulsion system that is less expensive to manufacture and launch, with renewable delta-velocity (delta-v) for unlimited orbital maneuvering.





THE VISION

Let's eliminate fuel emissions from space propulsion

Prime Lightworks aims to reduce aerospace industry fuel emissions by eliminating satellite fuel mass and reducing launch vehicle fuel consumption. We believe in a sustainable future where air and space transportation are fully renewable with zero carbon footprint.



Photo from NASA. Our product is currently still in prototype stage.

OUR TEAM

Two former SpaceX engineers make this moonshot, not such a longshot

Our Founder & CEO, Kyle Flanagan, has eons of experience from Harvard, CERN, Caltech/JPL, and SpaceX, having been entrenched in this world for years. He

started engineering at SpaceX when RF designer, Peter Dohm, was moving beyond SpaceX to Millennium Space Systems. Along with other team members, their shared knowledge and experience is vast and their vision is uncompromising. This undertaking is the natural next step for them.

#forbes #30under30 #science #renewable #solar #newspace #primelightworks



 

WHY INVEST

Join us as we launch into the future of space

It's our mission to eliminate wasteful and toxic fuel from the space industry, with renewable propulsion that enables interplanetary space exploration. We're launching into a growing electric propulsion market with a product that could open up the cosmos while protecting our environment. Join us!

This data is publicly available pursuant to 15 C.F.R. §734.7(a)(4) and is therefore not subject to the U.S. Export Administration Regulations.



Photo from NASA. Our product is currently still in prototype stage.



September 2015

Our Company Incorporates!

Founded Delaware C Corporation with headquarters in Culver City, California.



June - August 2016

July 2016

Accepted to Greentown Labs!

Joined Greentown Labs Cleantech Incubator in July 2016, providing us prototyping lab space, machine shop access, and software partnerships.

February 2017

Opened Headquarters in Torrance, CA

Prime Lightworks has operated 2,200 sqft

October 2018

Operational Thrust Measurement System

Built vacuum thrust measurement system for radio frequency (RF) resonant cavity thruster that uses torsion pendulum and laser interferometer.

October 2018

July 2019

Operational RF Feedback Loop

Added RF feedback loop t0 prototype propulsion system electronics to detect RF cavity resonance frequency (S11 return loss) & transmit resonant frequency.

July 2019

Accepted to Starburst Accelerator!

Pitched at the Paris Air Show 2019 on behalf

August 2019

Small Satellite Conference 2019 Poster Presentation

Prime Lightworks presented technical poster at Small Satellite Conference 2019, entitled "Measurement Error Analysis of Impulsive Thrust from a Closed Radio-Frequency Cavity in Vacuum".

November 2019

TBD 2020

Prototype Thrust Measurement Validation

Goal to complete prototype proof-of-concept thrust measurements in vacuum within 12-18 months. (ANTICIPATED)





TBD 2022

Spaceflight Demonstration Mission

Goal to build and launch a spaceflight demonstration mission over 12-24 months from 2021-2022. (ANTICIPATED)

TBD 2024

Electric Propulsion Market Intrusion

Aim to begin sales starting 2022 & market entry of electric propulsion manufacturing by 2024. (ANTICIPATED)



Y Combinator Summer 2016 Batch

Prime Lightworks completed YC S16 and has raised over $1.8M seed funding to date.

mixed office and clean technology manufacturing warehouse space in Torrance, California since February 2017.



Cleantech Open West 2018 Track Winner

Prime Lightworks was awarded Transportation Track Winner and received Honorable Mention for Emerging technology at Cle... West

show 2019 on behalf of the Starburst Accelerator pre-selection committee and was accepted to join Starburst Accelerator!



Launched on StartEngine!

Now YOU can own a part of our company!

e Press



SHOW MORE

Meet Our Team



Kyle Flanagan

Founder & CEO

Years of Experience: 6 (Previous: SpaceX)

Education: B.A. in Physics, Harvard University (2013)

Forbes 30 Under 30 Class of 2020 in Science

Kyle Flanagan worked as Electromagnetic Interference (EMI) & Survivability Engineer at SpaceX from 2013 to 2015. During that time, his responsibilities included power systems compatibility, grounding bonding shielding, and lightning/welding/ESD control programs for Falcon launch vehicle and Dragon



Peter Dohm

VP Engineering

Years of Experience: 10 (Previous: SpaceX, Millennium Space Systems)

Education: M.S. (2010) B.S. (2009) in Electrical Engineering, Michigan Technological University

Peter Dohm worked as Avionics RF Systems/Integration Engineer at SpaceX from 2009 to 2012. During that time, he was a responsible engineer for RF systems hardware of Falcon launch vehicle and Dragon spacecraft including Dragon COTS UHF communication unit (CUCU). His recent spacecraft. His prior research includes an internship with Harvard University for CERN ATRAP Antihydrogen Research and a fellowship with CalTech for NASA JPL Frequency & Timing Advanced Instrument Development Group. Full-time responsibilities include program management, science and engineering design, and business operations.



... communication ... Jabre). His recent work includes as Senior RF Engineer at Millennium Space Systems from 2013 to 2016. Full-time responsibilities include design and implementation of RF power electronics, cavity resonator, vacuum chamber, and torsion pendulum.



Offering Summary

Company :	Prime Lightworks Inc.
Corporate Address :	2909 Oregon Ct Ste C12, Torrance, CA 90503
Offering Minimum :	$9,999.24
Offering Maximum :	$1,069,999.02
Minimum Investment Amount (per investor) :	$199.82

Terms

Offering Type :	Equity
Security Name :	Common Stock
Minimum Number of Shares Offered :	4,854
Maximum Number of Shares Offered :	519,417
Price per Share :	$2.06
Pre-Money Valuation :	$10,192,847.04

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Perks* and Investment Bonuses

Early Bird

First 48 hours - Friends and Family Early Birds | 10% bonus shares

Next 5 days - Early Bird Bonus | 5% bonus shares

Volume

$500+ (Tier 1 perk) | Stickers w/ Company Logo

$1,000 (Tier 2 perk) | T-Shirt w/ Company Logo

$1,000+ (Tier 2 perk) | T-Shirt w/ Company Logo

$2,500+ (Tier 3 perk) | USB Drive w/ Company Logo

$5,000+ (5% bonus shares) | Name Etched on Prototype

$20,000+ (10% bonus shares) | Visit to HQ in Torrance, CA

**All perks offcur after the offering is completed*

The 10% Bonus for StartEngine Shareholders

Prime Lightworks Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.06 per share, you will receive 110 Common Stock shares, meaning you'll own 110 shares for $206. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment". Inter company debt or back payments. Any expense labeled "Administrative Expenses" not strictly for administrative purposes. Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Notice of Funds Disbursement

12 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Prime Lightworks has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Prime Lightworks be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Prime Lightworks has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Prime Lightworks be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Notice of Material Change in Offering

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Prime Lightworks offering. Here's an excerpt describing the specifics of the change:

Extended length of campaign.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Notice of Funds Disbursement

2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Prime Lightworks has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Prime Lightworks be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

February 2020 $150K Update from Prime Lightworks

2 months ago

Dear Friends and Investors of Prime Lightworks,

We have now raised over $150,000 from over 250 investors! This is a very exciting time as we raise our next year of runway. Our next step is payload development of our CubeSat electric propulsion system for spaceflight demonstration testing in vacuum and zero gravity environment.

Please follow us on social media and share our posts with your friends. You never know which of your friends might secretly be a space science engineering enthusiast just waiting to join our campaign!

Facebook: www.facebook.com/primelightworks

LinkedIn: www.linkedin.com/company/primelightworks

Instagram: @primelightworks

Twitter: @primelightworks

As you might know, Prime Lightworks has exceeded its minimum funding goal, and we have started withdrawing funds on a rolling basis. If you invested in Prime Lightworks be on the lookout for an email that describes more about the disbursement process.

We had a really successful pitch presentation at SmallSat Symposium 2020 in Mountain View, CA on February 5, 2020. Stay tuned for updates and be sure to follow and share our posts on social media!

Best regards,

Kyle Flanagan

Founder & CEO

Prime Lightworks

Cell: +1 (310) 803-4193

contact@primelightworks.com

http://www.primelightworks.com

Prime Lightworks makes breakthrough electric propulsion systems for space satellites that are solar powered, fully renewable, and consume zero fuel. Our goal is to enable interplanetary space travel — while eliminating emissions, cost and waste from aerospace propulsion.

Notice of Funds Disbursement

4 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Prime Lightworks has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Prime Lightworks be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

New Year's 2020 Update from Prime Lightworks

4 months ago

Dear Friends and Investors of Prime Lightworks,

Today we reached two very important milestones. **In the past ten days, we have raised over $50,000 from over 100 investors!** I want to say thank you to all the people who have worked on our campaign, especially our StartEngine team, and our followers and investors who have made all of this possible.

We are so excited to launch this Regulation Crowdfunding campaign and test the limits of solar electric propulsion. Please like and share our campaign page and social media posts as we continue to raise investments in 2020! Here are our pages and handles:

Facebook: www.facebook.com/primelightworks

LinkedIn: www.linkedin.com/company/primelightworks

Instagram: @primelightworks

Twitter: @primelightworks

I'll be happy to answer your questions and comments on our message board here. Thank you again for all your positive feedback and support! Happy Holidays and Happy New Year!

Best regards,

Kyle Flanagan

Founder & CEO

Prime Lightworks

Cell: +1 (310) 803-4193

contact@primelightworks.com

http://www.primelightworks.com

Prime Lightworks makes breakthrough electric propulsion systems for space satellites that are solar powered, fully renewable, and consume zero fuel. Our goal is to enable interplanetary space travel — while eliminating emissions, cost and waste from aerospace propulsion.


END OF UPDATES


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Ashutosh Goyal 7 INVESTMENTS INVESTED 9 hours ago
Hi Kyle,

Congratulations for getting the funding secured from Angel Investors for this great idea. Recently I have invested in your company. I was wondering in case you can share some timelines or road-map along with milestones behind your product so that it will be easier to understand the future path.

Looking forward to hear from you.

Thanks

Alberto Paolo Arnoldi 7 INVESTMENTS a day ago
It's a pity that this offering is allowed only to US citizens, although I fully comprehend its reasons. Anyway I wish you all the best for your amazing project!

Roger Harrison 1 INVESTMENT INVESTED 4 days ago
Hello! It is exciting to see you working on such an interesting technology.

Are you planning on using a YBCO superconductor somewhere in the design? I saw it listed on the whiteboard in the video and also noticed the tank of liquid N2 that was being carried. Since you have eliminated the cavity magnetron from your design, I guess it is not being used to support an upgraded superconducting magnetron component for greater Q?

Also, what is the theory of operation by which this device generates a net thrust and still maintains the law of conservation of momentum? Is it considered a closed or open system?

Finally, what is the theoretical predicted maximum net thrust per unit power capable of being generated by the proposed enhancements to your prototype? Is this value sufficient to practicably achieve the requirements for maneuverability and station keeping operations of commercial satellites? Thank you for your response.

Barnaby Zelman 16 INVESTMENTS INVESTED 11 days ago
Hi Kyle, hope you're doing well these days. I would implore you to consider not extending the campaign on Startengine, and instead move it to another platform where you'll gain exposure to a fresh set of potential investors.

Robert Nduge 3 INVESTMENTS 13 days ago
Hi, Kyle, quite a venture on the offering, on issue of the patent, I predict a 1000 fold. Would you be kind enough to prolong your campaign amidst the standstill in some economies like mine?

Saif Ullah 2 INVESTMENTS INVESTED 17 days ago
It's a wonderful concept. Wishing you and team best of luck.

Afro Samurai 24 INVESTMENTS INVESTED 3 months ago
A good Ferengi can hear profits in the wind -Ferengi rules for the acquisition of gold

Alan Jacobson SE OWNER 30 INVESTMENTS INVESTED 3 months ago
Thanks for the thoughtful and candid answers to my questions. I follow your industry fairly closely because I have significant investments in stocks in companies you could end up doing business with, and it is clear to me that what you are doing here could truly be groundbreaking and hugely successful. Best of luck, I'm glad I invested.

> **Kyle Flanagan** **- Prime Lightworks** 3 months ago
> Hi Alan, thank you so much for all your support and positive feedback. We are excited to have you on board with us!

Manuel E. Lugo Recart 9 INVESTMENTS 3 months ago
Hello, in trying to undestand the technology your team offers, I found information about the radio frequency resonant cavity thruster, also called the 'impossible electromagnetic drive'. Please explain and expand on the differences in technological approaches. Thank you.

> **Kyle Flanagan** **- Prime Lightworks** 3 months ago
> Hello Manuel, there have been multiple attempts to develop propulsion technology that fall within the category of radio frequency resonant cavity thruster. Groups developing this technology previously include SPR Ltd, Cannae LLC, NASA Eagleworks, and Technische Universität Dresden. The main differences are in the cavity shape and dimensions, and the RF electronics technology and frequency.
>
> For RF electronics, we now use a software defined radio (SDR) instead of a cavity magnetron. We have found that the RF cavity resonant frequency shifts due to vacuum and thermal fluctuations, so we have included a feedback loop to lock our frequency on resonance. (Cavity magnetrons can only operate at a single frequency.) To produce thrust will require this feedback loop to lock our frequency on resonance. Our RF cavity resonance measures return loss of 28dB (-S11), and quality factor of 7e4 (Q-Factor).
>
> As an added benefit, we have increased our radio frequency to X-Band which allows us to decrease the size of our cavity resonator to within 1U CubeSat footprint (10cm * 10cm * 10cm). This will allow us to support both small and large spacecraft. We have also added magnetic shielding to our RF electronics enclosure to eliminate false positive anomalous thrust as reported by Technische Universität Dresden. We presented our test results eliminating false positive anomalous thrust at SmallSat Conference 2019.
>
> In summary, our RF resonant cavity thruster technology is designed for CubeSat form factor, includes a feedback loop to lock our frequency on resonance and maximize thrust, and uses magnetic shielding to eliminate false positive anomalous thrust from interaction with Earth's magnetic field. Our company is uniquely suited to prove this technology is feasible, as our co-founders combine experience from physics research at Harvard, CERN, and JPL, with RF engineering at SpaceX and Millennium Space Systems.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Prime Lightworks Inc.

StartEngine Video Script

Regulation Crowdfunding

November 10, 2019

Kyle: When I was a kid, I dreamed about flying through space and exploring new worlds. (0:08)

But I wondered, what's holding us back? (0:10)

Over time I came to learn that fuel is one of the things that limits our ability to go to deep space. (0:16)

That's why I founded Prime Lightworks — to investigate solar-powered, fully renewable, space propulsion. (0:22)

Kyle: My name's Kyle Flanagan. (0:24)

I'm the Founder & CEO of Prime Lightworks. (0:27)

Kyle: In space, the future of propulsion is sunlight. (0:31)

Kyle: These days, if you want to move around in space, you need massive engines and fuel tanks. (0:36)

An average satellite is half propellant, which means half of its mass is fuel, and you have to launch that into space. (0:43)

Microwave propulsion can make satellites greener and more cost-effective, and has the potential to increase spacecraft lifetime, reliability, and maneuverability. (0:52)

Kyle: Planetary Society just launched the LightSail, and we now have data proving that electromagnetic propulsion is not only possible, but feasible and real. (01:02)

Pete: Now that the solar sail has been proven, we are looking to create a more efficient, fully electric propulsion system. (1:08)

Pete: Fuel for satellites is essentially a lifetime issue. (1:10)

As much fuel as you can carry is as long as the life duration that you can have for your satellite. (1:14)
Radio frequency cavities can actually solve this problem by eliminating that need for fuel. (1:19)

Pete: A solar sail works by taking the photons emitted from the sun and bouncing it off a sail, much like the wind on a ship. (1:25)

Instead of the photon hitting once, we actually recapture it, so it bounces, and then bounces again, and bounces again. (1:32)

And this provides a higher efficiency from each photon, providing more thrust than the typical solar sail. (01:37)

Kyle: Over the past three years, we've built a prototype, and a testbed. (1:41)

Kyle: We test this prototype propulsion system on a torsion pendulum. (1:46)

It's very sensitive and can detect thrust less than the weight of a feather. (1:49)

And then we put that in our vacuum chamber on an optics table and measure it using a laser, with a system called an interferometer. (1:56)

Pete: We can show from the mathematical equations from a physical sense that this actually is able to produce thrust. (2:04)

The physics is there, and we've been able to show that the engineering is there, and once we have the test data, we should be able to show that this is a real technology. (2:12)

Kyle: Our team is uniquely suited to prove that electromagnetic propulsion is possible. (2:22)

I'm an electromagnetics engineer from SpaceX, from 2013 to 2015. (2:26)

Before SpaceX, I did my undergrad at Harvard, where I studied physics. (2:30)

And I did internships at CERN, on antimatter for ATRAP, under Professor Gerald Gabrielse. (2:36)

I did the next summer for Jet Propulsion Lab in Pasadena, California, where I was with Bob Tjoelker doing Deep Space Atomic Clock project. (2:43)

So that actually just launched onboard a Falcon Heavy. (2:46)

Kyle: Pete Dohm is our RF Engineer and Vice President. (2:49)

I love Pete, you know, he's been with us since summer of 2016 at Y Combinator. (2:53)

He built the radio that talks between SpaceX Dragon Capsule and the International Space Station. (3:00)

He was there in the early days, and he's built our entire RF prototype. (3:04)

Kyle: Todd Bregy, our Production Manager, is an auto car racer, 20 years in structural steel. (3:09)

So, you know, as a team of technologists, we bring together electromagnetics and radio engineering to make a high performance but low noise prototype test. (3:18)

Kyle: In 2016, we got accepted to Y Combinator, our first startup accelerator, and we've raised

$1.8M in seed funding to date. (3:27)

We also got accepted to Greentown Labs, where we're a member company, cleantech incubator. (3:32)

In 2018, we got accepted to Cleantech Open, and won an honorable mention for emerging technology. (3:37)

And in 2019, we pitched at the Paris Air Show, and have been accepted to Starburst Accelerator. (3:43)

Kyle: There are so many great reasons to invest in new space technology. (3:48)

Historically we have NASA to thank, the Apollo mission, the space shuttle, for solar panels, GPS, materials like Teflon. (3:55)

When we invest in space, we have big impacts back here on Earth. (3:58)

Kyle: The total addressable market for electric propulsion manufacturing was $170M in 2019. (4:04)

And at 24% annual growth, that's projected to be $640M by 2024. (4:11)

And in the long run, investments in renewable propulsion for aerospace could have a broader impact. (4:15)

You know, these are tough times – we've really made an impact on the planet in a negative way. (4:20)

I mean, I loved being at SpaceX, I love space, but burning fuel to get there was hard for me. (4:25)

Kyle: And there's a lot of space trash, debris that we've thrown away from decades of missions, and right now we don't have a way to take care of that. (4:33)

Well, unlimited propulsion from solar power, we could de-orbit space trash, to make space safe for satellites and spacecraft. (4:40)

Kyle: With the money we raise from StartEngine, over the next 6 to 12 months, we're going to be taking our proof of concept prototype through vacuum chamber testing for thrust measurements. (4:49)

Kyle: So that's where you come in. (4:50)

We're looking to build a community who's going to follow our test and give us feedback, to purchase equity in our company, to invest in our prototype, in our team, in our technology. (4:59)

Kyle: That's why we're going with StartEngine, because a technology like this can become possible when we work together. (5:05)

Kyle: Whether you're a scientist, or an environmentalist, or you think space is cool, I invite you to invest in us at Prime Lightworks, and the future of renewable space propulsion. (5:14)

This data is publicly available pursuant to 15 C.F.R. §734.7(a)(4) and is therefore not subject to the U.S. Export Administration Regulations.

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